UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Education Management Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28140M103

(CUSIP Number)

J. Devitt Kramer, Esq.

Senior Vice President, General Counsel and Secretary

Education Management Corporation

210 Sixth Avenue

33rd Floor

Pittsburgh, Pennsylvania 15222

(412) 562-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Copies to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

301 Grant Street

Pittsburgh, PA 15219

(412) 560-3300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,729,198	$541.97

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Education Management Corporation common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 11,900,269 shares of Education Management Corporation common stock and have an aggregate value of $4,729,198 as of August 16, 2012, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated August 16, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) Name and Address. The issuer is Education Management Corporation, a Pennsylvania corporation (“EDMC” or the “Company”). The Company’s principal executive offices are located at 210 Sixth Avenue, 33rd Floor, Pittsburgh, Pennsylvania 15222, and the telephone number of its principal executive offices is (412) 562-0900. The information set forth in the Offer to Exchange under “This Offer – Section 9. Information Concerning EDMC” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options to purchase shares of the Company’s common stock, par value $0.01 per share, outstanding under the Company’s existing option plans and held by eligible option holders, for replacement options to purchase shares of common stock to be granted under the Education Management Corporation 2012 Omnibus Long-Term Incentive Plan (the “2012 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election set forth in the Election and Withdrawal Form (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Each option holder who elects to exchange options pursuant to the Option Exchange must agree to the Terms of Election. As of August 16, 2012, there were outstanding eligible options to purchase an aggregate of approximately 11,900,269 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “This Offer – Section 1 – Eligibility; Number of Options; Offer Expiration Date,” “This Offer – Section 5 – Acceptance of Options for Exchange; Grant of Replacement Options,” and “This Offer – Section 8 – Source and Amount of Consideration; Terms of Replacement Options” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 – Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 – Eligibility; Number of Options; Offer Expiration Date,” “Section 3 – Procedures for Electing to Exchange Options,” “Section 4 – Withdrawal Rights,” “Section 5 – Acceptance of Options for Exchange; Grant of Replacement Options,” “Section 6 – Conditions of this Offer,” “Section 7 – Price Range of Common Stock Underlying the Options,” “Section 8 – Source and Amount of Consideration; Terms of Replacement Options,” “Section 9 – Information Concerning EDMC,” “Section 11 – Status of Options Acquired by EDMC in this Offer; Accounting Consequences of this Offer,” “Section 12 –Agreements; Legal Matters; Regulatory Approvals,” “Section 13 – Material U.S. Federal Income Tax Consequences,” and “Section 14 – Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference. The terms and conditions of the 2012 Plan are incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 – Purpose of this Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 – Acceptance of Options for Exchange; Grant of Replacement Options,” and “This Offer – Section 11 – Status of Options Acquired by EDMC in this Offer; Accounting Consequences of this Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 – Purpose of this Offer” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 – Source and Amount of Consideration; Terms of Replacement Options” and “This Offer – Section 15 – Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 – Conditions of this Offer” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.  Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 – Information Concerning EDMC” and “This Offer – Section 16 – Additional Information” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2011, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 9, 2012, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) of our Quarterly Report on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 – Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities,” and “This Offer – Section 12 – Agreements; Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.  Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.  Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012	EDUCATION MANAGEMENT CORPORATION

	By:	/s/ Edward H. West
Name: Edward H. West
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Document

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated August 16, 2012

(a)(1)(ii)	Election and Withdrawal Form

(a)(1)(iii)	Form of Option Exchange Announcement Email

(a)(1)(iv)	Form of Option Exchange Email to Eligible Presidents

(a)(1)(v)	Form of Option Exchange Email to Other Eligible Holders

(a)(1)(vi)	Form of Interim Reminder Email

(a)(1)(vii)	Form of Final Reminder Email

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Registration Rights Agreement, dated as of June 1, 2006, by and among EM Acquisition Corporation, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P., Providence Equity Partners V L.P., Providence Equity Partners V-A L.P., Providence Equity Partners IV L.P., Providence Equity Operating Partners IV L.P. and the other shareholders that are signatory thereto (incorporated by reference to Exhibit 10.23 to Amendment No. 4 to the Registration Statement on Form S-1 of Education Management Corporation (File No. 333-148259))

(d)(2)	Shareholders’ Agreement, dated as of October 7, 2009, by and among Education Management Corporation and each of the Shareholders named therein (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Education Management Corporation for its fiscal quarter ended September 30, 2009)

(d)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Education Management Corporation for its fiscal quarter ended December 31, 2011)

(d)(4)	EDMC Stock Option Plan, effective August 1, 2006, as amended (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605)), amendments filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on March 15, 2007, Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007 and Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)

(d)(5)	Form of Executive Time – Vested Stock Option Agreement (incorporated by reference to Exhibit 10.07 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

(d)(6)	Form of Executive Performance – Vested Stock Option Agreement (incorporated by reference to Exhibit 10.08 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

(d)(7)	Form of Amendment to Executive Performance – Vested Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Education Management Corporation filed on May 5, 2011)

(d)(8)	Education Management Corporation Long-Term Incentive Compensation Plan (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on March 2, 2007)

(d)(9)	Education Management Corporation Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Education Management Corporation for its fiscal quarter ended September 30, 2009)

(d)(10)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Education Management Corporation for its fiscal quarter ended September 30, 2009)

(d)(11)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Education Management Corporation for its fiscal quarter ended September 30, 2009)

(d)(12)	Education Management LLC Retirement Plan, as amended and restated as of January 1, 2006 (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on December 29, 2006)

(d)(13)	Employment Agreement dated February 8, 2007 among Education Management LLC, Education Management Corporation and Todd S. Nelson (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)

(d)(14)	Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and Edward H. West (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605))

(d)(15)	Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Danny Finuf (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of Education Management Corporation for its fiscal year ended June 30, 2010)

(d)(16)	Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John M. Mazzoni (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

(d)(17)	Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.04 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

(d)(18)	Letter Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.05 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

(d)(19)	Letter Agreement, dated March 30, 2007, between Education Management LLC and John T. South, III (incorporated by reference Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007)

(d)(20)	Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605))

(d)(21)	Letter Agreement, dated February 13, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)

(d)(22)	Letter Agreement, dated June 28, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)

(d)(23)	Employment Agreement, dated as of August 11, 2009, between Education Management LLC and John R. Kline (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K of Education Management Corporation for its fiscal year ended June 30, 2010)

(d)(24)	Employment Agreement, dated as of December 7, 2006, between Education Management LLC and J. Devitt Kramer (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of Education Management Corporation for its fiscal year ended June 30, 2010)

(d)(25)	Employment Agreement, dated as of October 22, 2007, between Education Management LLC and Craig Swenson (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K of Education Management Corporation for its fiscal year ended June 30, 2010)

(d)(26)	Education Management Corporation 2012 Omnibus Long-Term Incentive Plan

(g)	Not applicable

(h)	Not applicable